Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Quarter ending November 30, 2013

The following management discussion and analysis has been prepared as of January 29, 2014.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared condensed interim consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2013 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the first fiscal quarter, ending November 30, 2013, exploration activities of the Company were focused on the report compilation and writing stage from the program of underground rehabilitation, mapping, and sampling on the San Timoteo property that had been ongoing throughout the preceding quarters.

Cost cutting measures were implemented company-wide in 2013 due to market conditions and no  new field work was initiated on the Company’s other properties. The Company looks to advance the properties by way of partnerships, strategic alliances and possible future equity financings depending on market conditions and seeking out these opportunities was done during the first quarter and is ongoing.

San Timoteo Property

The exploration program on the San Timoteo property was concentrated in the area of the past producing San Martin mine.  Numerous sub levels were opened for the first time since the mine shut down, believed to be around the time of the Mexican Revolution.  This was followed by surveying, detailed geological and structural mapping, clay mineralogy analysis and structural setting studies. The detailed rock sampling on many levels showed the presence of several high grade ore shoots along the 500 metre trend of the main level. The depth extension and dimensions of these shoots needs to be determined, as well as grades at depth. This work was conducted on a low cost basis, without the use of mechanized equipment and expensive sub-contractors, in accordance with the Company’s cost-cutting measures. The Company’s ability to do this stems from the property’s location adjacent to the town of Uruachic, which is a source of excellent local labour.

The Uruachic district is a nested caldera complex, which is one of several associated with other producing mines in the northern region of the Sierra Madre Occidental geologic province. Some of these are well known, large regional structures, such as the Ocampo caldera. The Uruachic complex lies to the southeast of the Ocampo caldera. Calderas that are not excessive in geological age often have a circular topographical expression.  The local structural setting analysis of the northern portion of the Uruachic area, where the San Timoteo property lies, showed that the San Martin workings lie on the edge of a smaller circular feature, within the complex, at the point of intersection with linear features interpreted to be faults.  This is viewed as a favourable setting for the development of caldera related mineral deposits.

The program also involved revisiting data from old drill holes that were completed further to the west, away from the San Martin workings.  Potential for deeper, porphyry-related copper and gold mineralization was identified.

The Company is pleased with the results of this work.  Further refinements to the main report and additional data plotting and 3D modeling, carried on into the following quarter and is still ongoing.

Other Properties

During the quarter ending November 30, 2013 no significant new work was conducted on the Company’s other properties.

Results of Operation

For the first quarter ending November 30, 2013, the Company incurred a comprehensive loss $189,641 compared to $2,372,282 in the prior quarter and $203,267 in the first quarter last year.  The significant differences between these periods include:

•

The most significant difference was the write down of mineral property exploration costs in the fourth quarter of last year of $2,178,691 compared to nil in the first quarter of this year.  However, this is comparable to the prior year when the Company wrote down $2,007,751 in mineral property exploration costs.  The most significant write down was the Company’s Las Bolas property which was the subject to an option agreement with Agnico Eagle Mines Ltd. last year but terminated this past year.  It should be noted that Company continues to hold all the properties despite the fact some were written down. Management believes these properties still hold good exploration potential.

•

Consulting fees were less during the past quarter compared to last year as the Company focused on capital preservation, while continuing to hold its team together and maintain exploration activities to advance the Company’s projects.

•

The Company had a realized gain on marketable securities of $44,105 compared to nil in the prior year as a result of the increased price of the Company’s shareholdings in another public company.

•

Investor relations costs were $25,373 higher last year compared to the first quarter of this year as the Company was more active.  These costs have been significantly reduced.

•

Travel costs were $10,003 less this past quarter compared to last year due to cost cutting activities.

As of November 30, 2013, deferred mineral property exploration costs totalled $5,934,786 compared to $5,884,438 at August 31, 2013.  During the year, the Company incurred a total of $57,957 in exploration expenditures mostly related to compilation work on San Timoteo.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with IFRS.

Quarter Ending	Revenue	Comprehensive Loss	Net Loss per Share

November 30, 2013	7,552	189,641	0.01
August 31, 2013	3,289	2,372,282	0.02
May 31, 2013	3,276	172,806	0.00
February 28, 2013	1,202	261,189	0.01
November 30, 2012	77,656	203,267	0.00
August 31, 2012	3,636	2,380,315	0.02
May 31, 2012	30,881	217,559	0.01
February 29, 2012	5,374	823,288	0.01

NOTE:

The revenue relates to interest earned or option payments received consisting of cash and shares. The increase in comprehensive loss in the February 29, 2012 quarter was due to a non cash charge of $553,675 for stock based compensation. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.  The large increase in comprehensive losses in the fourth quarters ended August 31, 2012 and 3013 were a result of property write downs during those quarters of $2,007,751 and $2,178,691, respectively.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $920,936 at November 30, 2013 compared to $1,160,344 at August 31, 2013.  The Company’s cash and short-term investment position at August 31, 2013 was $1,081,381.

In the third quarter of 2013, the Company closed a private placement for $1,300,000.  The financing consisted of 14,444,444 units being issued at a price of $0.09 per unit.  Each unit consisted of one share and three-quarters of one share purchase warrant.  Each whole warrant is exercisable at $0.12 for a period of three years.  In addition, the Company issued 1,155,555 finder’s warrants exercisable at $0.09 for three years.

Capital Resources

Other than property taxes which are approximately $180,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Key Management Compensation

	3 MONTHS ENDED
	NOVEMBER 30,
	2013	2012

Golden Goliath Resources Ltd.
Management fees	$30,000	$30,000
Consulting fees	15,000	15,000
Minera Delta S.A. de C.V.
Wages and benefits	10,050	9,602

Total	$55,050	$54,602

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $35,698 (2012 - $36,120) due from companies controlled by common directors.

Critical Accounting Estimates

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgment that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

Changes in Accounting Policy

There were no changes in accounting policy in the past quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the metal prices move so too does the underlying value of the Company’s metal projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of November 30, 2013 and the date hereof, an aggregate of 106,660,889 common shares were issued and outstanding.

The Company has 10,833,333 share purchase warrants exercisable at $0.12 for a period of three years and 1,155,555 finder’s warrants exercisable at $0.09 for three years outstanding as of November 30, 2013 and the date hereof.

As of November 30, 2013, the Company had 7,375,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.50 years at a weighted average exercise price of $0.23.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.